

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2013

<u>Via E-mail</u>
Guida R. Sajdak
Senior Vice President,
Chief Financial Officer and Treasurer
Chicopee Bancorp, Inc.
70 Center Street
Chicopee, MA 01013

> **Re: Chicopee Bancorp, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2012**
> **Filed March 21, 2013**
> **File No. 000-51996**

Dear Ms. Sajdak:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2012

1.   We note Amendment No. 1 to the Form 10-K was filed to include the signature of Berry Dunn McNeil and Parker, LLC, which was inadvertently omitted from the audit report included in the initial Form 10-K. Please revise to include Item 8. Financial Statements and Supplementary Data in its entirety. In addition, revise to include updated management certifications that make reference to the Form 10-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3474 if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant